Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
Tel 202.955.8500
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VIA EDGAR

Ms. Ta Tanisha Meadows and Ms. Linda Cvrkel
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

May 2, 2023

Re:	FAST Acquisition Corp. II Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 29, 2023 File No. 1-40214

Dear Ms. Meadows and Ms. Cvrkel:

On behalf of our client, FAST Acquisition Corp. II, a Delaware corporation (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission contained in the Staff’s letter dated April 28, 2023 (the “Comment Letter”), with respect to the above-referenced Form 10-K (the “Form 10-K”).

The Company will file via EDGAR Amendment No. 1 to the Form 10-K, which reflects the Company’s response to the comments received by the Staff. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibits Index, page 82

1.	We note that the Company omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the certifications included as Exhibit 31 and also note that paragraph 4b has not been provided within the certifications. Please explain why. Please note that the officer certifications should conform exactly to the language set forth within Exchange Act Rule 13a-14(a).

Response 1: In response to the Staff’s comment, the Company has revised Exhibits 31.1 and 31.2 of the Form 10-K and refiled such exhibits with Amendment No. 1 to the Form 10-K.

***

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Please do not hesitate to contact me at (202) 887-3613 with any questions or comments regarding this letter.

Sincerely,

/s/ Evan D’Amico
Evan D’Amico

Via E-mail:

cc:	Garrett Schreiber, Chief Financial Officer